	Adjusted EBITDA increased to $140.0 million in 2Q24. Strong crushing pace and volume recovery in Farming. Shareholder distribution YTD above policy minimum.

2Q24 Earning Release Conference Call

English Conference Call	Luxembourg, August 12, 2024 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the second quarter ended June 30, 2024. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 23 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 13, 2024
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)

	Consolidated Financial Performance - Highlights
Zoom ID: 850 3594 0619	$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Passcode: 995202	Gross Sales (1)	397,547	407,082	(2.3)%	651,346	654,355	(0.5)%
	Adjusted EBITDA (2)	139,995	136,346	2.7%	230,111	225,508	2.0%
Investor Relations	Adjusted EBITDA Margin (2)	36%	34%	6.7%	36%	35%	3.7%
Emilio Gnecco	Adjusted Net Income (2)	105,454	42,428	148.5%	128,759	81,305	58.4%
CFO	Adjusted Net Income per Share	1.03	0.40	160.4%	1.26	0.76	65.9%
Victoria Cabello	Distribution to Shareholders (3)	37,863	21,072	79.7%	59,195	28,970	104.3%
IR Officer	Expansion Capex	16,778	16,570	1.3%	45,455	38,641	17.6%
	Net Debt	631,744	852,368	(25.9)%	631,744	852,368	(25.9)%
	Net Debt(2) / LTM Adj EBITDA (x)	1.3x	1.9x	(30.1)%	1.3x	1.9x	(30.1)%

Email	Breakdown by Operating Segment - Adjusted EBITDA
ir@adecoagro.com	$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
	Sugar, Ethanol & Energy	106,886	116,843	(8.5)%	158,741	193,531	(18.0)%
	Crops	15,481	197	n.m	20,263	(1,510)	n.a
	Rice	11,184	13,971	(19.9)%	43,969	28,078	56.6%
	Dairy	11,127	10,178	9.3%	17,574	16,300	7.8%
Website:	Corporate Expenses	(4,683)	(4,843)	(3.3)%	(10,436)	(10,891)	(4.2)%
www.adecoagro.com	Total Adjusted EBITDA	139,995	136,346	2.7%	230,111	225,508	2.0%

•Gross sales were down 2.3% and 0.5% year-over-year during 2Q24 and 6M24, respectively. Higher volumes sold given the year-over-year increase in production were fully offset by lower prices of our main commodities.
•Adjusted EBITDA was up 2.7% and 2.0% year-over-year during 2Q24 and 6M24. This was explained by an outperformance of our Crops segment on the sale of La Pecuaria farm, and better results of our Dairy operations.
•Year-to-date we have already committed to distribution $16.1 million more than the annual minimum figure required by our policy ($86.4 million vs $70.3 million - via dividend and share repurchase). During the rest of the year we expect to continue returning cash to shareholders.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted EBITDA, Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
	(3) Includes cash dividends and share repurchases as of June 30th. For more information on distribution as of the date of this report, please refer to the Remarks section on page 3.

Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA in the SE&E business reached $106.9 million and $158.7 million during 2Q24 and 6M24, 8.5% and 18.0% lower year-over-year respectively.
▪(+) Higher year-over-year crushing during 2Q24 and 6M24 (4.0 million tons and 6.1 million tons, respectively) on greater sugarcane availability and higher effective milling days.
▪(+) Sugar max scenario (49% production mix) as prices traded above hydrous ethanol in MS. Ethanol carry-over (84% of year-to-date production) to profit from higher expected prices.
▪(+) Low cost producers: unitary cost of production in line versus prior year on better cost dilution.
▪(-) Decline in net sales on lower prices compared to the prior year.
▪(-) Year-over-year loss in biological asset due to lower expected yields versus 2023, on lower-than-average rains.
Outlook
◦(+) Expectation to increase crushing YoY assuming weather going normal, given good harvest pace and cane availability.
◦(+) 69% of sugar hedged at an average price of 23.1 cts/lb. Expected upside in prices versus spot level.
◦(+) Ethanol price recovery and expectation to continue increasing to restore technical parity at the pump (70%) given strong demand and lower expected production.

Farming business
Performance Highlights
◦Adjusted EBITDA for the Farming business amounted to $37.8 million during 2Q24 and $81.8 million during 6M24, 55.2% and 90.8% higher year-over-year, respectively.
▪(+) Farm sale conducted in April 2024 (La Pecuaria farm in Uruguay), which generated an Adjusted EBITDA of $15.3 million, reflected in our Crops segment.
▪(+) Year-over-year gains in the mark-to-market of our biological asset and agricultural produce for our Crops (better yields and area) and Rice operations (better prices and area).
▪(+) Higher prices for Rice and Dairy's higher value-added products.
▪(-) Lower prices for soybean, corn and wheat.
▪(-) Higher costs in U.S. dollar terms.
Outlook
◦(-/+) Crops: Lower international prices for our main grains, coupled with higher costs in U.S. dollars terms will pressure margins during 2024. Planting activities for our winter crops are underway, good weather conditions led to higher planted area (2024/25 harvest season).

◦(+) Rice: Solid prices captured thanks to our commercial strategy and production flexibility. Working on our farms to initiate planting activities (2024/25 harvest season).
◦(+) Dairy: High productivity indicators; prices for our higher value-added products continue at attractive levels.

Remarks
2024 Shareholder Distribution Update
◦As of the date of this report, we have already committed $86.4 million to distribution, equivalent to 49% of the Adjusted Free Cash Flow from Operations (NCFO) generated in 2023. This represents $16.1 million above the annual minimum stated in our distribution policy.
▪Cash dividends: $35.0 million approved. First installment of $17.5 million paid on May 29th (approximately $0.1682 per share); second installment of $17.5 million shall be payable in or about November 2024.
▪Share repurchase: $51.4 million invested year-to-date in repurchasing 4.9% of the company's equity (5.2 million shares at an average price of $9.98 per share).
◦Going forward we expect to continue returning cash to our shareholders via share repurchase. To execute this, in July 2024 the Company's Board of Directors approved the renewal of our existing buyback program until December 31, 2024 to repurchase up to an additional 5% of the company's equity - in addition to the 4.9% equity that we have already repurchased year-to-date, as noted above.

Cash Tender of AGRO'27s 6.00% Senior Notes
◦As an example of our disciplined and constant search for Liability Management opportunities to better finance our operations at attractive rates and add value to shareholders, the Company announced a cash tender offer for up to US$100.0 million of AGRO's 6.00% Senior Notes due 2027. On August 6, 2024, we repurchased approximately $83.6 million aggregate principal amount of our outstanding senior bonds in our ongoing tender offer. The offer expires on August 19, 2024. For more information, please refer to our 6-K releases, available in our IR website (https://ir.adecoagro.com/).

ESG Update
2023 Integrated Report
We believe we have a key role in supplying food and renewable energy to a growing population in a way that preserves natural resources and the environment. On May 20th, we published our third-party verified Integrated Report where we disclosed our decarbonization target, described our sustainable production model and our ESG strategy and practices, among others.
The report was prepared following the Integrated Reporting Framework, GRI and SASB standards, and showing our contribution to the United Nations' 2030 Agenda.
Below are some of 2023's main highlights:
◦Commitment to a 20% reduction in our carbon intensity by 2030 vs. 2021 base year.
◦88% of the company's total energy consumption is self-generated and renewable; 1.1+ million MWh of renewable energy produced.
◦Inauguration of the second biodigester (2 MW) in our dairy free stalls which injects electricity into the grid.
◦Strengthening the role of women in our company through 4 strategic pillars: Women in Agribusiness, Maternity, Leadership and Communication.
◦10% of cash bonus linked to ESG variables (carbon intensity and gender diversity).

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Milling
Sugarcane Milled	tons	3,980,924	3,606,177	10.4%	6,148,169	5,077,898	21.1%
Own Cane	tons	3,820,389	3,537,549	8.0%	5,927,888	4,972,469	19.2%
Third Party Cane	tons	160,535	68,628	133.9%	220,281	105,428	108.9%
Production
TRS Equivalent Produced	tons	534,251	484,452	10.3%	805,958	657,747	22.5%
Sugar	tons	233,881	223,069	4.8%	353,312	299,206	18.1%
Ethanol	M3	171,654	145,466	18.0%	258,951	199,691	29.7%
Hydrous Ethanol	M3	143,401	43,383	230.5%	223,192	58,987	278.4%
Anhydrous Ethanol (1)	M3	28,254	102,083	(72.3)%	35,759	140,704	(74.6)%
Sugar mix in production	%	49%	51%	(4.8)%	49%	51%	(3.5)%
Ethanol mix in production	%	51%	49%	5.1%	51%	49%	3.6%
Energy Exported (sold to grid)	MWh	249,076	182,291	36.6%	321,190	240,513	33.5%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	62.6	50.5	23.8%	52.2	47.4	10.3%
Agricultural Metrics
Harvested area	Hectares	49,495	45,479	8.8%	79,623	65,115	22.3%
Yield	tons/hectare	77	78	(0.8)%	74	76	(2.5)%
TRS content	kg/ton	127	126	0.9%	124	122	1.4%
Area
Sugarcane Plantation	hectares	204,094	195,625	4.3%	204,094	195,625	4.3%
Expansion Area	hectares	2,652	1,113	138.2%	5,347	2,639	102.6%
Renewal Area	hectares	6,583	10,078	(34.7)%	15,229	14,661	3.9%
(1) Does not include 5,965 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 6M24 (no dehydration during 2Q24). During 2Q23 and 6M23, we dehydrated 22,931 and 53,374 cubic meters of hydrous ethanol, respectively.

Crushing volume during 2Q24 amounted to 4.0 million tons, 10.4% higher than the same period of last year. This was explained by (i) greater sugarcane availability thanks to the expansion planting activities conducted in the last years; coupled with (ii) higher effective milling days. The latter was possible due to the dry weather experienced throughout the last months in Mato Grosso do Sul, which in turn, enabled us to accelerate our harvesting pace. In terms of productivity, both yields and TRS content remained in line versus the prior year at 77 tons per hectare and 127 kg/ton, respectively.
Year-to-date, total crushing volume reached 6.1 million tons, marking a 21.1% increase compared to last year on higher crushing during both 1Q and 2Q24, while TRS equivalent produced increased by 22.5% year-over-year.
During 2Q24, average sugar prices traded at a premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (23% and 8%, respectively). Consequently, we maximized the production of sugar. Within our ethanol production, 84% was hydrous ethanol, compared to 30% in 2Q23, as demand for this type of fuel significantly increased and gained market share in the Otto cycle. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices. Moreover, we can dehydrate hydrous ethanol at any time and turn it into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On a year-to-date basis, we maximized the production of sugar throughout the year given its attractive premium over ethanol, as was the case in 6M23. Nevertheless, total volume produced for both sugar and ethanol in 6M24 saw an increase (18.1% and 29.7% higher, respectively) driven by the increase in total TRS equivalent produced.
Exported energy during the quarter totaled 249 thousand MWh, 36.6% higher compared to 2Q23, whereas year-to-date it reached 321 thousand MWh, marking a 33.5% year-over-year increase. Higher energy exported in both periods was fully driven by the use of our stored bagasse to produce energy in order to comply with our long-term contracts. Consequently, our cogeneration efficiency ratio was up 23.8% and 10.3%, respectively, compared to the previous year.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	2Q24	2Q23	Chg %	2Q24	2Q23	Chg %	2Q24	2Q23	Chg %
Sugar (tons)	90,363	106,801	(15.4)%	201,367	210,461	(4.3)%	449	507	(11.6)%
Ethanol (cubic meters)	67,601	61,143	10.6%	146,932	97,926	50.0%	460	624	(26.3)%
Hydrous Ethanol (cubic meters)	43,946	15,306	187.1%	98,097	27,584	255.6%	448	555	(19.3)%
Anhydrous Ethanol (cubic meters)	23,655	45,837	(48.4)%	48,835	70,342	(30.6)%	484	652	(25.7)%
Energy (Mwh) (2)	8,633	8,954	(3.6)%	261,326	199,707	30.9%	33	45	(26.3)%
CBios	2,353	2,170	8.4%	151,890	109,780	38.4%	15	20	(21.6)%
Others (5)	418	138	202.9%	421	155	171.6%	993	890	11.5%
TOTAL (3)	169,368	179,206	(5.5)%
Cover Crops (tons) (4)	2,375	5,242	(54.7)%	6,240	13,200	(52.7)%	381	397	(4.2)%
TOTAL NET SALES (1)	171,743	184,448	(6.9)%

NET SALES BREAKDOWN	6M24	6M23	Chg %	6M24	6M23	Chg %	6M24	6M23	Chg %
Sugar (tons)	153,504	154,295	(0.5)%	321,495	316,711	1.5%	477	487	(2.0)%
Ethanol (cubic meters)	100,306	103,460	(3.0)%	225,443	168,664	33.7%	445	613	(27.5)%
Hydrous Ethanol (cubic meters)	63,288	19,933	217.5%	146,150	37,050	294.5%	433	538	(19.5)%
Anhydrous Ethanol (cubic meters)	37,018	83,527	(55.7)%	79,293	131,614	(39.8)%	467	635	(26.4)%
Energy (Mwh) (2)	10,885	11,490	(5.3)%	352,276	304,235	15.8%	31	38	(18.2)%
CBios	4,009	4,515	(11.2)%	240,651	256,181	(6.1)%	17	18	(5.5)%
Others (5)	485	164	195.7%	486	180	170.0%	998	911	9.5%
TOTAL (3)	269,189	273,924	(1.7)%
Cover Crops (tons) (4)	5,947	7,210	(17.5)%	15,330	17,100	(10.3)%	388	422	(8.0)%
TOTAL NET SALES (1)	275,136	281,134	(2.1)%

HIGHLIGHTS - $ thousand	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Net Sales (1)	171,743	184,448	(6.9)%	275,136	281,134	(2.1)%
Margin on Manufacturing and Agricultural Act. Before Opex	59,539	87,823	(32.2)%	108,080	163,083	(33.7)%
Adjusted EBITDA	106,886	116,843	(8.5)%	158,741	193,531	(18.0)%
Adjusted EBITDA Margin	62.2%	63.3%	(1.8)%	57.7%	68.8%	(16.2)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales do not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 2Q24 was $106.9 million, 8.5% lower than the same period of last year. Despite presenting a $15.6 million year-over-year gain in the mark-to-market of our commodity hedge position, lower EBITDA generation was mainly driven by (i) a $12.7 million year-over-year decrease in net sales; coupled with (ii) a $10.4 million year-over-year loss in the mark-to-market of our biological assets. As explained in prior releases, the biological assets line captures the present value of the sugarcane that is going to be harvested in the following 12 months (in addition to the one already harvested). In this case, the year-over-year decline is explained by lower expected productivity compared to the previous year given the different weather scenarios. Furthermore, results were also affected by a $3.4 million year-over-year increase in selling expenses on higher PIS/COFINS due to higher volumes of ethanol sold, as well as to a higher tax burden since PIS/COFINS was below current levels during the same period of last year. On a year-to-date basis, Adjusted EBITDA amounted to $158.7 million, presenting an 18.0% decrease versus last year explained by the same aforementioned drivers.
Net sales reached $171.7 million during 2Q24, marking a 6.9% decrease compared to the previous year due to lower prices in US dollars in all our products, partially offset by higher ethanol volumes. During the first semester, net sales amounted to $275.1 million, marking a 2.1% year-over-year decline mainly on lower selling prices of ethanol.
In the case of sugar, the lower revenues reported during 2Q24 were mainly explained by a decline in global sugar prices due to a stronger pace of milling in Brazil during 1H24, increasing the year-over-year sugar production. On an year-to-date basis, sugar sales were in line with the previous year on greater volume sold despite the slight decrease in selling prices.
Ethanol sales presented a 10.6% year-over-year increase on higher volume sold of hydrous ethanol (71 thousand cubic meters more than the prior year), which in turn fully offset the year-over-year decrease in selling prices. As explained in prior releases, the decline in prices was mainly driven by an overall increase in ethanol production on greater cane crushing in Brazil. Nevertheless, demand for this type of fuel has significantly increased throughout the last months, consequently absorbing all the new production and leading to a price recovery (+30% in Brazilian reais versus the lowest level seen in early 2024). In terms of volume, we strategically conducted our sales throughout the quarter in order to profit from peaks in prices, capturing a 10% quarter-over-quarter increase.
On a year-to-date basis, lower ethanol revenues were driven by the decline in selling prices due to the above mentioned drivers, despite presenting a 33.7% year-over-year increase in volumes sold given the strong demand. We continue to hold on to our ethanol inventories (84% of our year-to-date production) in order to capture higher expected prices.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.4 million worth of CBios, marking a 8.4% year-over-year increase. Year-to-date, we have already sold 241 thousand CBios, amounting to $4.0 million.
Net sales of energy presented a year-over-year reduction for both 2Q24 and 6M24. Despite the higher volume sold related to our long-term energy contracts, the decline in revenues is fully explained by (i) lower energy prices; as well as to (ii) a weaker Brazilian Real compared to the previous year.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	2Q24	2Q23	Chg %	2Q24	2Q23	Chg %
Industrial costs	28,671	24,055	19.2%	2.7	2.5	7.0%
Industrial costs	22,825	21,608	5.6%	2.1	2.2	(5.2)%
Cane from 3rd parties	5,846	2,447	138.9%	0.5	0.3	114.5%
Agricultural costs	107,249	96,381	11.3%	10.0	10.0	(0.1)%
Harvest costs	42,197	37,920	11.3%	3.9	3.9	(0.1)%
Cane depreciation	30,418	22,010	38.2%	2.8	2.3	24.1%
Agricultural Partnership Costs	15,897	17,467	(9.0)%	1.5	1.8	(18.3)%
Maintenance costs	18,737	18,984	(1.3)%	1.8	2.0	(11.4)%
Total Production Costs	135,920	120,436	12.9%	12.7	12.5	1.3%
Depreciation & Amortization PP&E	(55,328)	(48,701)	13.6%	(5.2)	(5.1)	2.0%
Total Production Costs (excl D&A)	80,592	71,735	12.3%	7.5	7.5	0.8%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	6M24	6M23	Chg %	6M24	6M23	Chg %
Industrial costs	43,161	33,240	29.8%	2.7	2.5	5.7%
Industrial costs	35,488	29,571	20.0%	2.2	2.3	(2.3)%
Cane from 3rd parties	7,673	3,669	109.1%	0.5	0.3	70.3%
Agricultural costs	171,202	143,416	19.4%	10.7	11.0	(2.8)%
Harvest costs	63,086	53,100	18.8%	3.9	4.1	(3.3)%
Cane depreciation	46,263	31,344	47.6%	2.9	2.4	20.2%
Agricultural Partnership Costs	25,678	22,690	13.2%	1.6	1.7	(7.9)%
Maintenance costs	36,175	36,282	(0.3)%	2.3	2.8	(18.8)%
Total Production Costs	214,363	176,656	21.3%	13.4	13.5	(1.2)%
Depreciation & Amortization PP&E	(87,643)	(72,033)	21.7%	(5.5)	(5.5)	(0.9)%
Total Production Costs (excl D&A)	126,720	104,623	21.1%	7.9	8.0	(1.4)%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 2Q24, total production costs excluding depreciation and amortization totaled 7.5 cts/lb, in line versus the prior year. Although production costs in nominal terms experienced a 12.3% year-over-year increase due to (i) higher third party cane purchases, and (ii) higher harvest costs on higher harvested area, it was fully offset by the 10.4% year-over-year increase in volume. This is so, because the higher the milling, the better we are diluting fixed costs, especially agricultural costs which represent roughly 80% of our cost structure. The same trend was observed in our production cost structure for the first half of the year, which amounted to 7.9 cts/lb. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, reducing our sourcing needs.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS(2)
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Gross Sales
Crops	76,506	75,462	1.4%	108,465	109,715	(1.1)%
Rice	70,972	80,069	(11.4)%	128,911	135,735	(5.0)%
Dairy	69,140	63,704	8.5%	125,834	122,312	2.9%
Total Sales	216,618	219,235	(1.2)%	363,210	367,762	(1.2)%
Adjusted EBITDA (1)
Crops	15,481	197	n.m	20,263	(1,510)	n.a
Rice	11,184	13,971	(19.9)%	43,969	28,078	56.6%
Dairy	11,127	10,178	9.3%	17,574	16,300	7.8%
Total Adjusted EBITDA (1)	37,792	24,346	55.2%	81,806	42,868	90.8%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted EBITDA; (2) Figures for 2Q23 & 6M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.
Adjusted EBITDA in our Farming business totaled $37.8 million in 2Q24, marking a 55.2% increase compared to the same period of last year. This was mostly explained by (i) the sale of La Pecuaria farm, which generated an Adjusted EBITDA of $15.3 million, coupled with (ii) higher results on our Dairy operations on higher prices of our higher value added products, especially in the domestic market. Results were partially offset by higher costs in U.S. dollar terms, lower prices of most of our crops and lower rice volumes sold.
Year-to-date, Adjusted EBITDA was $81.8 million, 90.8% higher than the previous year. Higher results were mainly driven by (i) the aforementioned farm sale, together with (ii) year-over-year gains in the mark-to-market of our biological assets for both our Crops and Rice operations. In the case of Rice, higher rice prices at the moment of harvest and higher planted area were the main growth drivers; whereas in Crops, the recovery in yields drove the increase in results. Lastly, higher EBITDA generation from our Dairy segment was explained by better prices captured.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	2Q24	2Q23	Chg %	2Q24	2Q23	Chg %	2Q24	2Q23	Chg %
Soybean	39,509	28,891	36.8%	114,158	61,753	84.9%	346	468	(26.0)%
Corn (1)	23,375	7,657	205.3%	133,559	34,319	289.2%	175	223	(21.6)%
Wheat (2)	592	4,697	(87.4)%	2,801	17,037	(83.6)%	211	276	(23.3)%
Sunflower	2,693	9,513	(71.7)%	4,191	18,689	(77.6)%	643	509	26.3%
Cotton Lint	740	2,521	(70.6)%	519	1,306	(60.2)%	1,425	1,930	(26.2)%
Peanut	8,824	16,878	(47.7)%	5,130	14,184	(63.8)%	1,720	1,190	44.6%
Others (3)	773	5,305	(85.4)%	127	2,542	(95.0)%
Total	76,506	75,462	1.4%	260,486	149,830	73.9%

GROSS SALES BREAKDOWN	6M24	6M23	Chg %	6M24	6M23	Chg %	6M24	6M23	Chg %
Soybean	41,683	29,160	42.9%	121,136	62,359	94.3%	344	468	(26.4)%
Corn (1)	26,767	10,091	165.3%	152,532	43,757	248.6%	175	231	(23.9)%
Wheat (2)	9,321	12,011	(22.4)%	43,026	42,523	1.2%	217	282	(23.3)%
Sunflower	5,483	13,969	(60.7)%	9,475	25,639	(63.0)%	579	545	6.2%
Cotton Lint	1,802	4,549	(60.4)%	1,291	2,182	(40.8)%	1,396	2,085	(33.0)%
Peanut	18,199	31,963	(43.1)%	10,797	25,371	(57.4)%	1,686	1,260	33.8%
Others (3)	5,210	7,972	(34.7)%	818	3,689	(77.8)%
Total	108,465	109,715	(1.1)%	339,075	205,520	65.0%

HIGHLIGHTS - $ thousand(4)	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Gross Sales	76,506	75,462	1.4%	108,465	109,715	(1.1)%
Adjusted EBITDA	15,481	197	n.m	20,263	(1,510)	n.a
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities; (4) Figures for 2Q23 & 6M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.
During 2Q24, Adjusted EBITDA amounted to $15.5 million, reflecting the sale of La Pecuaria farm (Uruguay) which was completed in April 2024. As reported in our previous release, this farm was sold - and fully collected - at $20.7 million ($6,500/hectare) and generated an Adjusted EBITDA of $15.3 million. On a year-to-date basis, Adjusted EBITDA was $20.3 million, compared to negative $1.5 million in 6M23. The growth in Adjusted EBITDA was mainly explained by the aforementioned farm sale as well as to greater yields in the 23/24 campaign compared to the prior harvest season which was severely affected by La Niña weather event.
Focusing solely on our Crops results, although we saw a significant year-over-year recovery in production (mainly soybean, wheat and peanut) due to normal weather conditions, results were negatively impacted by (i) lower international prices for our main products on higher global supply; (ii) higher costs in U.S. dollar terms; and (iii) lower-than-expected corn production due to the impact of spiroplasma.

Rice Segment

RICE(3)
Highlights	metric	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Gross Sales	$ thousands	70,972	80,069	(11.4)%	128,911	135,735	(5.0)%
Sales of white rice	thousand tons (1)	78	89	(12.9)%	130	183	(29.0)%
	$ per ton	792	767	3.3%	857	640	33.9%
	$ thousands	61,465	68,337	(10.1)%	111,307	117,120	(5.0)%
Sales of By-products	$ thousands	9,507	11,732	(19.0)%	17,604	18,615	(5.4)%
Adjusted EBITDA	$ thousands	11,184	13,971	(19.9)%	43,969	28,078	56.6%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	71	87	(18.6)%	149	160	(6.8)%
Ending stock - White Rice	thousand tons	39	43	(9.6)%	39	43	(9.6)%
(1) Includes the sale of 30k tons of white rice sourced from third-parties during 2Q23 (no sourcing during 2Q24). During 6M23 and 6M24, 1k and 36k tons were sourced from third-parties, respectively; (2) Expressed in white rice equivalent; (3) Figures for 2Q23 & 6M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.

Rice sales were down year-over-year during 2Q24 due to a reduction in volumes sold, while average price stood at $792/ton during the quarter, in line with 2Q23. Prices continued to be high compared to historical levels, but presented a reduction compared to 1Q24, as expected, mainly driven by new rice supply (23/24 harvest season) putting pressure on domestic prices. On a year-to-date basis, the reduction in sales was also affected by the aforementioned drivers, although during 1Q24 we were able to capture record prices given low rice availability in the market.
Adjusted EBITDA amounted to $11.2 million in 2Q24, marking a 19.9% year-over-year decrease due to a decline in sales and higher costs in U.S. dollar terms. Results were partially offset by a $11.6 million year-over-year gain in our biological asset and agricultural produce on higher rice prices and higher planted area. During the first semester, Adjusted EBITDA reached $44.0 million, marking a 56.6% increase versus the previous year, mostly explained by year-over-year gains reported in our biological assets line on higher prices.

Dairy Segment

DAIRY
Highlights	metric	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Gross Sales	$ thousands (1)	69,140	63,704	8.5%	125,834	122,312	2.9%
	million liters (2) (3)	87.0	87.7	(0.8)%	175.9	184.0	(4.4)%
Adjusted EBITDA	$ thousands	11,127	10,178	9.3%	17,574	16,300	7.8%

Dairy - Farm
Milking Cows	average heads	14,568	14,531	0.3%	14,488	14,501	(0.1)%
Cow Productivity	liter/cow/day	36.9	37.7	(2.2)%	37.1	36.8	0.8%
Total Milk Produced	million liters	48.9	49.9	(2.0)%	97.8	96.6	1.3%

Dairy - Industry
Total Milk Processed	million liters	87.2	81.9	6.5%	168.4	158.9	6.0%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 2Q24, raw milk production was 48.9 million liters, 2.0% lower compared to the same period of last year. This was explained by a slight decline in productivity compared to 2Q23, although levels are still strong at 36.9 liters per cow per day. Year-to-date, total raw milk production amounted to 97.8 million liters, marking a 1.3% year-over-year increase compared to the previous year. This was mostly driven by a 0.8% increase in cow productivity to 37.1 liters per cow per day, as we continue enhancing efficiencies in our free-stalls, which are already at full capacity.
At the industry level, we processed 87.2 million liters of raw milk during the quarter, 6.5% higher than last year. Out of this volume, approximately 51% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the first semester, total processed milk amounted to 168.4 million liters of raw milk, marking a 6.0% year-over-year increase. We continue working on product development for the domestic and export market, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $11.1 million and $17.6 million in 2Q24 and 6M24, respectively, marking a 9.3% and 7.8% increase compared to the same period of last year. Results were positively impacted by (i) an increase in sales due to higher average selling prices, as we improved the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets.
Adjusted EBIT was $8.1 million and $12.0 million during 2Q24 and 6M24, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the year-to-date results decrease to negative $3.7 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Corporate Expenses	(4,683)	(4,843)	(3.3)%	(10,436)	(10,891)	(4.2)%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses for 2Q24 were $4.7 million, 3.3% lower than the previous year, while year-to-date it amounted to $10.4 million, down 4.2% year-over-year. Despite experiencing an impact in costs from inflation in U.S. dollar terms, the year-over-year reduction is explained by our focus on reducing expenses and generate savings.

Net Income & Adjusted Net Income
Net income amounted to $9.9 million and $57.2 million during 2Q24 and 6M24, respectively, marking a $36.3 million and $11.9 million year-over-year reduction.
Nevertheless, once we exclude the impact of foreign exchange variation, as well as inflation accounting effects (all non-cash impacts), Adjusted net income reached $105.5 million during the quarter, whereas on an accumulated basis it reached $128.8 million. Higher year-over-year results were mainly explained by tax gains recorded throughout 2024 ($57.4 million and $44.5 million in 2Q24 & 6M24, respectively) versus tax expenses booked during the previous year. These gains recorded within the income tax line are fully related to the effects of inflation in the income tax calculation in Argentina.

ADJUSTED NET INCOME (1)
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Profit for the period	9,868	46,119	(78.6)%	57,212	69,125	(17.2)%
Foreign exchange losses/(gains), net	27,647	(29,570)	n.a	22,023	(35,350)	n.a
Cash flow hedge - transfer from equity	26,312	25,003	5.2%	26,312	33,864	(22.3)%
Inflation accounting effects	27,100	607	n.a.	(5,617)	12,336	n.a.
Net results from Fair Value adjustment of Investment Property	5,503	269	n.m	19,805	1,330	n.m
Revaluation surplus of farmland sold	9,024	—	n.m.	9,024	—	n.m.
Adjusted Net Income	105,454	42,428	148.5%	128,759	81,305	58.4%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	2Q24	1Q24	Chg %	2Q23	Chg %
Farming	119,791	100,579	19.1%	356,821	(66.4)%
Short term Debt	105,843	86,696	22.1%	310,308	(65.9)%
Long term Debt	13,948	13,884	0.5%	46,513	(70.0)%
Sugar, Ethanol & Energy	710,880	720,231	(1.3)%	731,890	(2.9)%
Short term Debt	46,023	40,035	15.0%	20,321	126.5%
Long term Debt	664,857	680,196	(2.3)%	711,569	(6.6)%
Total Short term Debt	151,866	126,731	19.8%	330,628	(54.1)%
Total Long term Debt	678,805	694,079	(2.2)%	758,082	(10.5)%
Gross Debt	830,671	820,810	1.2%	1,088,710	(23.7)%
Cash & Equivalents	140,311	135,511	3.5%	196,609	(28.6)%
Short-Term Investments(1)	58,616	46,109	27.1%	39,733	47.5%
Net Debt	631,744	639,190	(1.2)%	852,368	(25.9)%
EOP Net Debt / Adj. EBITDA LTM	1.3x	1.3x	(1.9)%	1.9x	(30.1)%
(1) It includes US T-Bills with maturity from the date of acquisition longer than 90 days for US$25,589 thousand, US$ 31,747 thousand of promissory notes and US$ 1,280 thousand of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre). As of June 30, 2024, nil (US$ 59,475 thousand as of December 31, 2023) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group.
As of June 30, 2024, Adecoagro's net debt position amounted to $631.7 million, marking a 25.9% year-over-year reduction. This was mainly explained by our financial decision to take debt in Argentine Peso during 2023 against dollarized assets, and benefit from the sharp depreciation of the currency that occurred by year-end (255% in 2Q24 LTM). Furthermore, the year-over-year increase in our net cash from operations, which includes the latest two farm sales (El Meridiano and La Pecuaria), enabled us to reduce our net debt position, as well as to invest in growth projects across all our operating segments; and distribute profits with shareholders via cash dividend and share repurchase.
Consequently, our Net Debt ratio (Net Debt/EBITDA) as of 2Q24 was 1.3x, 0.6x lower than the previous year. Furthermore, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt), reached 2.9x, showing the Company's full capacity to repay short term debt with its cash balances.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Farming	7,110	1,728	311.6%	28,562	13,468	112.1%
Expansion	3,857	1,673	130.5%	19,422	10,470	85.5%
Maintenance	3,254	55	n.a.	9,139	2,998	204.8%
Sugar, Ethanol & Energy	52,838	56,079	(5.8)%	138,532	129,073	7.3%
Maintenance	39,917	41,181	(3.1)%	112,499	100,902	11.5%
Planting	24,853	28,915	(14.0)%	44,475	44,628	(0.3)%
Industrial & Agricultural Machinery	15,064	12,266	22.8%	68,024	56,274	20.9%
Expansion	12,921	14,897	(13.3)%	26,033	28,171	(7.6)%
Planting	10,916	5,426	101.2%	21,943	12,939	69.6%
Industrial & Agricultural Machinery	2,005	9,471	(78.8)%	4,090	15,232	(73.1)%
Total	59,948	57,806	3.7%	167,093	142,541	17.2%
Total Maintenance Capex	43,171	41,236	4.7%	121,638	103,900	17.1%
Total Expansion Capex	16,778	16,570	1.3%	45,455	38,641	17.6%
Adecoagro's capital expenditures amounted to $59.9 million in 2Q24, 3.7% higher compared to last year, while on an accumulated basis it reached $167.1 million, marking a 17.2% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 88% or $52.8 million of total capex during the quarter. The total year-over-year reduction in capex is mainly explained by (i) lower hectares of renewal planting versus the prior year; coupled with (ii) lower investments related to the expansion of our equipment (mostly small projects such as our biogas unit in Ivinhema). This, in turn, fully mitigated the increase in expansion planting activities and in the renewal of our fleet and industrial equipment. Year-to-date, capital expenditures amounted to $138.5 million for this business unit.
The Farming businesses accounted for 12%, or $7.1 million of total capex in 2Q24. The renewal of our agricultural equipment (seeders, harvesters and tractors) were the main drivers towards the year-over-year increase in maintenance capex. Regarding expansion capex, investments in this front were mostly related to minor industrial improvements within our two dairy processing facilities, and the acquisition of new harvesters for our Rice operations. On a year-to-date basis, total capex amounted to $28.6 million.

Other Operational & Financial Metrics

2023/24 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2023/24 Harvested Area			Yields (Tons per hectare)
	2023/24	2022/23	Chg %	Hectares	% Harvested	Production	2023/24	2022/23	Chg %
Soybean	64,753	51,907	24.7%	64,753	100.0%	181,649	2.8	1.8	58.6%
Soybean 2nd Crop	23,927	29,818	(19.8)%	23,927	100.0%	52,377	2.2	1.0	108.6%
Corn (1)	57,043	41,753	36.6%	53,261	93.4%	278,865	5.2	4.8	9.2%
Corn 2nd Crop	2,548	2,836	(10.1)%	2,269	89.1%	10,546	4.6	1.5	201.8%
Wheat (2)	28,142	35,789	(21.4)%	28,142	100.0%	88,207	3.1	2.3	34.7%
Sunflower	10,832	18,131	(40.3)%	10,832	100.0%	18,658	1.7	1.8	(4.1)%
Cotton	5,199	10,075	(48.4)%	5,078	97.7%	2,158	0.4	0.7	(34.7)%
Peanut	24,282	19,813	22.6%	23,700	97.6%	88,798	3.7	2.0	92.0%
Other (3)	3,698	2,658	39.1%	3,489	94.3%	2,312
Total Crops	220,425	212,779	3.6%	215,452	97.7%	723,571
Rice	58,452	55,648	5.0%	58,452	100.0%	357,980	6.1	6.4	(3.6)%
Total Farming	278,877	268,427	3.9%	273,905	98.2%	1,081,551
Owned Croppable Area	99,357	102,122	(2.7)%
Leased Area	153,044	133,650	14.5%
Second Crop Area	26,476	32,654	(18.9)%
Total Farming Area	278,877	268,427	3.9%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans
As of beginning of August 2024, we harvested 273,905 hectares, or 98.2% of total area, and produced 1,081,551 tons of aggregate grains. The remaining hectares are expected to be fully harvested during the rest of the month. As anticipated, most of our crops presented a significant year-over-year increase in productivity given the normal weather conditions experienced, as opposed to last year which was affected by La Niña weather event.
Soybean 1st crop: As of the end of July, we concluded the harvest of our soybean production, reaching an average yield of 2.8 Tn/Ha. Precipitations received throughout the year favored crop development, consequently leading to volume recovery compared to the prior campaign. Some regions received rainfalls during the harvest window, leading to a slight impact on yields and lower quality. However, due to our geographic diversification, average yields stood at historical levels.
Corn: As of the date of this report, we are still undergoing harvesting activities for our late corn, whereas early corn harvest has been completed. In the case of the latter, yields were in line with historical as the crop received good precipitations throughout its yield definition stage, consequently recovering the volume lost in the prior year. On the other hand, our late corn production was negatively impacted by spiroplasma, mainly in the Northern region of the country, consequently affecting the total crop yield versus our initial expectations. In this regard, our teams are being trained on how to treat this type of bacteria during the upcoming campaigns. Moreover, we are planning on reducing corn area during the 2024/25 season to lower our exposure and switch to other more suitable crops.
Peanut: Harvesting activities are still on its way for our peanut production, with less than 10% of our area left to be harvested. So far, we have reached a yield of 3.7 Tn/ha, doubling the productivity of the previous year. This increase was mainly driven by (i) good amount of rainfalls received throughout summertime; coupled with (ii) fine-tuning on where to plant our peanut, taking into consideration the different types of soil and weather dynamics.
Winter Crops: We are undergoing planting activities related to the 2024/25 season for our winter crops (mainly wheat), with a total planting size expectation of over 40,000 hectares. Due to normal weather conditions experienced during the first half of 2024, the soil recovered its moisture, enabling us to conduct our planting activities within the optimal window. What is more, planting activities spread to the Northern region, an area which wasn't included in prior harvest seasons given the low soil moisture levels presented. Weather evolution throughout the second semester will be key for yield definition.
Rice: We concluded harvesting activities for our rice by mid 2Q24, reaching an average yield of 6.1 Tn/ha. The year-over-year decline in productivity was mostly explained by (i) low water levels in the reservoirs and low soil moisture during the beginning of planting activities given the dry weather experienced; together with (ii) excessive rainfalls received by the end of the planting window, leading to a portion of our rice hectares being planted outside the optimal period. Furthermore, during summertime we received excessive rainfalls in the regions where our rice farms are located, negatively impacting yield potential.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	2Q24	2Q23	% Chg	2Q24	2Q23	% Chg
Soybean	tons	115,712	66,083	75.1%	33,296	23,689	40.6%
Corn (1)	tons	114,963	56,429	103.7%	17,366	13,119	32.4%
Wheat (2)	tons	30,843	9,851	213.1%	6,890	2,220	210.4%
Sunflower	tons	1,171	4,517	(74.1)%	615	2,417	(74.6)%
Cotton	tons	1,498	1,581	(5.2)%	1,272	2,684	(52.6)%
Rice (3)	tons	38,560	42,639	(9.6)%	20,104	17,864	12.5%
Peanut	tons	9,974	9,156	8.9%	13,845	8,710	59.0%
Organic Sugar	tons	30	369	(91.9)%	13	176	(92.6)%
Sugar	tons	109,221	54,984	98.6%	32,874	18,704	75.8%
Ethanol	m3	218,438	159,707	36.8%	97,181	79,561	22.1%
Hydrous Ethanol	m3	205,707	74,398	176.5%	91,187	36,314	151.1%
Anhydrous Ethanol	m3	12,732	85,308	(85.1)%	5,994	43,247	(86.1)%
Fluid Milk	Th Lts	5,925	4,904	20.8%	4,207	3,014	39.6%
Powder Milk	tons	951	1,953	(51.3)%	3,859	7,461	(48.3)%
Cheese	tons	764	436	75.4%	3,485	1,937	79.9%
Butter	tons	80	100	(19.7)%	478	455	5.0%
Cbios	units	69,199	17,038	306.1%	822	374	119.8%
Fuel	m3	198	199	(0.4)%	199	184	8.2%
Others	tons	1,832	6,719	(72.7)%	1,237	2,694	(54.1)%
Total		719,358	436,663	64.7%	237,740	185,261	28.3%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Variations in inventory levels between 2Q24 and 2Q23 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained,
(iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of June 30, 2024
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2023/2024 Harvest season
Soybeans (tons)	148,345	316.1	1,278.3	72%
Corn (tons)	151,139	181.0	580.5	62%
Wheat (tons)	41,042	222.3	707.9	62%
2024/2025Harvest season
Soybeans (tons)	—	—	—	—%
Corn (tons)	—	—	—	—%
Wheat (tons)	23,300	234.2	759.9	20%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2024 FY
Sugar (tons)	486,282	513.9	23.3	64%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	726,920	40.2	n.a.	83%
2025 FY
Sugar (tons)	—	—	—	—%
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	463,536	46.2	n.a	56%
(1) Energy prices in 2024 were converted to USD at an exchange rate of BRL/USD 5.26. Energy prices in 2025 were converted to USD at an exchange rate of BRL/USD 5.50.

2Q24 Market Highlights
◦Sugar prices ranged between 22.7 cts/lb and 18.1 cts/lb during 2Q24. The main drivers towards the decline in prices were (i) funds selling their position on the commodity; coupled with (ii) good precipitations received during April in Brazil (even though dry conditions returned by the end of 2Q24). Furthermore, higher-than-expected production from other key producing countries from the Northern Hemisphere improved the global supply expectations.
◦Ethanol prices presented another significant rally during 2Q24, mainly supported by strong demand and concerns over a potential crop failure coming from Brazil's Center-South. According to ESALQ index, both hydrous and anhydrous ethanol prices decreased on average 12% and 14%, respectively, compared to 2Q23. On a quarter-over-quarter basis, prices for hydrous and anhydrous ethanol were up 13% and 16%, respectively. Additionally, UNICA (Brazil's sugarcane association) reported that hydrous sales achieved impressive results during the quarter, marking a 47% year-over-year increase.
◦Brazil's carbon credit market under the RenovaBio program presented a 21% year-over-year decrease in 2Q24, reaching an average price of 90 BRL/CBio (approximately 17 USD/CBio).
◦In 2Q24, energy spot prices in the southeast region of Brazil were 9% lower than 2Q23, but 10% higher compared to 1Q24. Despite the low prices seen during the first semester, there was an increase at the end of June due to lower reservoirs levels (68% versus 71% in May), coupled with the potential scenario of drier weather ("La Niña"). Market agents believe that the event will impact the rain frequency, but the intensity is still unknown. Therefore, energy price forecast is unclear but has a bullish perspective.
◦During 2Q24, soybean traded 5% lower at CBOT compared to 1Q24, while corn traded 12% lower. The decrease was driven by (i) good weather conditions in the USA, higher production and consequently higher expected stocks; (ii) solid harvests in Argentina and Brazil; together with (iii) no major changes in global demand. Moreover, macroeconomic indicators in the USA (inflation, FX and interest rates), put some pressure in the commodities market in Chicago. Thus, funds increased their short position on wheat, corn and all soybean complex during 2Q24, reaching record levels. On the local market, prices traded 5% lower for soybean and 4% lower for corn compared to 1Q24. Despite a larger price reduction at CBOT, local prices for corn were more resilient due to (i) lower-than-expected quality (mainly in the Northern region), and (ii) government interventions in the market ("agri dollar" scheme).
◦During 2Q24, global rice market remained firm, with Asian origins continuing to benefit from an increase in demand due to India's export ban on long grain white rice. In the South American region, despite the arrival of the new crop into the market, prices remained at high levels due to lower-than-historical carry-over and delays in harvesting activities caused by rains. Furthermore, floods in Río Grande do Sul helped to sustain prices in Brazil. In the case of Argentina, local market was also impacted by the lower stocks and harvest delays, thus prices continued strong (even higher than in the region), but below 1Q24 in anticipation of a potential supply and demand balance by mid 2024.
◦During 2Q24, prices of raw milk reached the highest level in the last 3 years (excluding the price of November 2023 which was prior to the sharp devaluation of the Argentine peso). The main drivers behind the increase in prices were (i) the decline in milk production, down 14% year-over-year, explained by the dry weather experienced during 2023; and (ii) less milking cows. In the case of powder milk, lower demand coming from China (15% lower imports compared to 2023) caused pressure on global prices. Cheese prices remain in line with historical levels.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign, exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted

Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land foreign, exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 26.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	2Q24	1Q24	Chg %	2Q23	Chg %
Total Borrowings	830,671	820,810	1.2%	1,088,710	(23.7)%
Cash and Cash equivalents	140,311	135,511	3.5%	196,609	(28.6)%
Short-term investments	58,616	46,109	27.1%	39,733	47.5%
Net Debt	631,744	639,190	(1.2)%	852,368	(25.9)%

Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Profit for the period	9,868	46,119	(78.6)%	57,212	69,125	(17.2)%
Foreign exchange losses/(gains), net	27,647	(29,570)	n.a	22,023	(35,350)	n.a
Cash flow hedge - transfer from equity	26,312	25,003	5.2%	26,312	33,864	(22.3)%
Inflation accounting effects	27,100	607	n.m	(5,617)	12,336	n.a.
Net results from Fair Value adjustment of Investment Property	5,503	269	n.m	19,805	1,330	n.m
Revaluation surplus of farmland sold	9,024	—	n.m.	9,024	—	n.m.
Adjusted Net Income	105,454	42,428	148.5%	128,759	81,305	58.4%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	76,506	70,972	69,140	216,618	180,929	—	397,547
Cost of goods sold and services rendered	(72,315)	(59,876)	(56,254)	(188,445)	(135,354)	—	(323,799)
Initial recog. and changes in FV of BA and agricultural produce	12,707	9,641	3,655	26,003	13,802	—	39,805
Gain from changes in NRV of agricultural produce after harvest	(3,895)	(18)	—	(3,913)	162	—	(3,751)
Margin on Manufacturing and Agricultural Act. Before Opex	13,003	20,719	16,541	50,263	59,539	—	109,802
General and administrative expenses	(11,916)	(5,199)	(2,845)	(19,960)	(6,326)	(4,994)	(31,280)
Selling expenses	(4,416)	(8,815)	(6,373)	(19,604)	(18,985)	53	(38,536)
Other operating income, net	18,558	(13,644)	784	5,698	17,329	(135)	22,892
Profit from Operations Before Financing and Taxation	15,229	(6,939)	8,107	16,397	51,557	(5,076)	62,878
Net results from Fair value adjustment of Investment property	(10,708)	14,474	—	3,766	—	—	3,766
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Adjusted EBIT	13,545	7,535	8,107	29,187	51,557	(5,076)	75,668
(-) Depreciation and Amortization	1,936	3,649	3,020	8,605	55,329	393	64,327
Adjusted EBITDA	15,481	11,184	11,127	37,792	106,886	(4,683)	139,995
Reconciliation to Profit/(Loss)
Adjusted EBITDA							139,995
(+) Depreciation and Amortization							(64,327)
(+) Financial result, net							(112,872)
(+) Net results from Fair value adjustment of Investment property							(3,766)
(+) Income Tax (Charge)/Benefit							57,445
(+) Revaluation surplus of farmland sold							(9,024)
(+) Translation Effect (IAS 21)							2,417
Profit/(Loss) for the Period							9,868

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	75,462	80,069	63,704	219,235	187,847	—	407,082
Cost of goods sold and services rendered	(66,500)	(54,121)	(51,896)	(172,517)	(123,666)	—	(296,183)
Initial recog. and changes in FV of BA and agricultural produce	2,614	(1,927)	4,634	5,321	24,182	—	29,503
Gain from changes in NRV of agricultural produce after harvest	500	—	—	500	(540)	—	(40)
Margin on Manufacturing and Agricultural Act. Before Opex	12,076	24,021	16,442	52,539	87,823	—	140,362
General and administrative expenses	(7,992)	(3,802)	(2,325)	(14,119)	(5,848)	(5,097)	(25,064)
Selling expenses	(6,648)	(9,416)	(6,468)	(22,532)	(15,598)	(12)	(38,142)
Other operating income, net	138	235	(160)	213	1,764	(57)	1,920
Bargain purchase gain	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	(2,426)	11,038	7,489	16,101	68,141	(5,166)	79,076
Net results from Fair value adjustment of Investment property	469	(194)	—	275	—	—	275
Bargain purchase gain	—	—	—	—	—	—	—
Adjusted EBIT	(1,957)	10,844	7,489	16,376	68,141	(5,166)	79,351
(-) Depreciation and Amortization	2,154	3,127	2,689	7,970	48,702	323	56,995
Adjusted EBITDA	197	13,971	10,178	24,346	116,843	(4,843)	136,346
Reconciliation to Profit/(Loss)
Adjusted EBITDA							136,346
(+) Depreciation and Amortization							(56,995)
(+) Financial result, net							(10,891)
(+) Net results from Fair value adjustment of Investment property							(275)
(+) Income Tax (Charge)/Benefit							(21,912)
(-) Bargain purchase gain							—
(+) Translation Effect (IAS 21)							(154)
Profit/(Loss) for the Period							46,119

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	108,465	128,911	125,834	363,210	288,136	—	651,346
Cost of goods sold and services rendered	(102,589)	(100,321)	(103,153)	(306,063)	(217,527)	—	(523,590)
Initial recog. and changes in FV of BA and agricultural produce	26,808	31,343	4,012	62,163	36,954	—	99,117
Gain from changes in NRV of agricultural produce after harvest	(12,394)	(1)	—	(12,395)	517	—	(11,878)
Margin on Manufacturing and Agricultural Act. Before Opex	20,290	59,932	26,693	106,915	108,080	—	214,995
General and administrative expenses	(14,289)	(8,955)	(5,239)	(28,483)	(12,229)	(11,527)	(52,239)
Selling expenses	(6,949)	(15,541)	(11,554)	(34,044)	(32,270)	(27)	(66,341)
Other operating income, net	7,962	(14,242)	2,051	(4,229)	7,516	406	3,693
Profit from Operations Before Financing and Taxation	7,014	21,194	11,951	40,159	71,097	(11,148)	100,108
Net results from Fair value adjustment of Investment property	566	16,023	—	16,589	—	—	16,589
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Adjusted EBIT	16,604	37,217	11,951	65,772	71,097	(11,148)	125,721
(-) Depreciation and Amortization	3,659	6,752	5,623	16,034	87,644	712	104,390
Adjusted EBITDA	20,263	43,969	17,574	81,806	158,741	(10,436)	230,111
Reconciliation to Profit/(Loss)
Adjusted EBITDA							230,111
(+) Depreciation and Amortization							(104,390)
(+) Financial result, net							(92,385)
(+) Net results from Fair value adjustment of Investment property							(16,589)
(+) Income Tax (Charge)/Benefit							44,524
(+) Revaluation surplus of farmland sold							(9,024)
(+) Translation Effect (IAS 21)							4,965
Profit/(Loss) for the Period							57,212

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	109,715	135,735	122,312	367,762	286,593	—	654,355
Cost of goods sold and services rendered	(96,858)	(96,392)	(102,998)	(296,248)	(195,533)	—	(491,781)
Initial recog. and changes in FV of BA and agricultural produce	968	7,687	10,114	18,769	72,438	—	91,207
Gain from changes in NRV of agricultural produce after harvest	231	—	—	231	(415)	—	(184)
Margin on Manufacturing and Agricultural Act. Before Opex	14,056	47,030	29,428	90,514	163,083	—	253,597
General and administrative expenses	(9,283)	(8,443)	(5,326)	(23,052)	(12,299)	(11,375)	(46,726)
Selling expenses	(12,248)	(17,152)	(12,885)	(42,285)	(23,787)	(26)	(66,098)
Other operating income, net	646	171	(204)	613	(5,499)	(105)	(4,991)
Bargain purchase gain	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	(6,829)	21,606	11,013	25,790	121,498	(11,506)	135,782
Net results from Fair value adjustment of Investment property	1,103	252	—	1,355	—	—	1,355
Bargain purchase gain	—	—	—	—	—	—	—
Adjusted EBIT	(5,726)	21,858	11,013	27,145	121,498	(11,506)	137,137
(-) Depreciation and Amortization	4,216	6,220	5,287	15,723	72,033	615	88,371
Adjusted EBITDA	(1,510)	28,078	16,300	42,868	193,531	(10,891)	225,508
Reconciliation to Profit/(Loss)
Adjusted EBITDA							225,508
(+) Depreciation and Amortization							(88,371)
(+) Financial result, net							(27,682)
(+) Net results from Fair value adjustment of Investment property							(1,355)
(+) Income Tax (Charge)/Benefit							(38,129)
(-) Bargain purchase gain							—
(+) Translation Effect (IAS 21)							(846)
Profit/(Loss) for the Period							69,125

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Revenue	411,417	402,873	2.1%	673,192	649,131	3.7%
Cost of revenue	(334,466)	(293,123)	14.1%	(539,807)	(488,011)	10.6%
Initial recognition and Changes in fair value of biological assets and agricultural produce	44,595	29,441	51.5%	107,700	90,365	19.2%
Changes in net realizable value of agricultural produce after harvest	(4,561)	(33)	n . a	(13,579)	(184)	n . a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	116,985	139,158	(15.9)%	227,506	251,301	(9.5)%
General and administrative expenses	(33,163)	(24,561)	35.0%	(54,847)	(46,037)	19.1%
Selling expenses	(40,136)	(37,583)	6.8%	(68,721)	(65,327)	5.2%
Other operating income, net	21,609	1,908	1,032.5%	1,135	(5,001)	(122.7)%
Profit from operations	65,295	78,922	(17.3)%	105,073	134,936	(22.1)%
Finance income	(4,479)	54,330	(108.2)%	5,025	75,849	(93.4)%
Finance costs	(81,293)	(64,614)	25.8%	(103,027)	(91,195)	13.0%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(27,100)	(607)	n .a	5,617	(12,336)	n .a
Financial results, net	(112,872)	(10,891)	936.4%	(92,385)	(27,682)	233.7%
Profit / (loss) before income tax	(47,577)	68,031	(169.9)%	12,688	107,254	(88.2)%
Income tax	57,445	(21,912)	(362.2)%	44,524	(38,129)	(216.8)%
Profit for the period	9,868	46,119	(78.6)%	57,212	69,125	(17.2)%

Statement of Cashflows
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Cash flows from operating activities:
Profit from operations	9,868	46,119	(78.6)%	57,212	69,125	(17.2)%
Adjustments for:
Income tax (benefit) / expense	(57,445)	21,912	(362.2)%	(44,524)	38,129	(216.8)%
Depreciation	64,763	56,158	15.3%	104,721	86,802	20.6%
Amortization	581	533	9.0%	1,145	1,074	6.6%
Depreciation of right of use assets	30,843	26,778	15.2%	47,366	37,729	25.5%
Gain from disposal of farmland and other assets	(6,050)	—	n . a	(6,050)	—	n . a
Loss / (gain) from disposal of other property items	1,050	651	61.3%	332	(1,162)	(128.6)%
Equity settled shared-based compensation granted	1,622	1,888	(14.1)%	3,466	4,865	(28.8)%
Loss / (gain) from derivative financial instruments and forwards	(18,666)	(2,405)	676.1%	(9,344)	2,580	(462.2)%
Interest and other expense , net	27,984	12,132	130.7%	44,787	13,875	222.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	653	3,189	n . a	(41,123)	(37,542)	9.5%
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,824	(456)	n . a	5,088	(107)	n . a
Provision and allowances	269	(129)	(308.5)%	12	136	(91.2)%
Net gain from fair value adjustment of Investment property	5,503	269	n . a	19,805	1,330	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	27,100	607	n . a	(5,617)	12,336	(145.5)%
Foreign exchange gains, net	27,647	(29,570)	(193.5)%	22,023	(35,350)	(162.3)%
Cash flow hedge – transfer from equity	26,312	25,003	5.2%	26,312	33,864	(22.3)%
Subtotal	143,858	162,679	(11.6)%	225,611	227,684	(0.9)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(5,393)	(34,659)	(84.4)%	(37,751)	(72,737)	(48.1)%
(Increase)/Decrease in inventories	(102,847)	(69,282)	48.4%	(167,073)	(78,413)	113.1%
(Increase)/Decrease in biological assets	90,553	43,935	106.1%	121,876	84,689	43.9%
(Increase)/Decrease in other assets	(10)	(182)	(94.5)%	(391)	(349)	12.0%
(Increase)/Decrease in derivatives financial instruments	20,641	2,177	848.1%	20,759	(7,592)	(373.4)%
(Increase)/Decrease in trade and other payables	10,666	(16,899)	(163.1)%	(40,966)	(114,898)	(64.3)%
(Increase)/Decrease in payroll and social securities liabilities	(1,472)	5,124	(128.7)%	(4,173)	2,049	(303.7)%
(Increase)/Decrease in provisions for other liabilities	197	107	84.1%	468	740	(36.8)%
Cash generated in operations	156,193	93,000	67.9%	118,360	41,173	187.5%
Income taxes paid	(1,691)	(593)	185.2%	(2,559)	(1,489)	71.9%
Net cash generated from operating activities (a)	154,502	92,407	67.2%	115,801	39,684	191.8%

Statement of Cashflows
$ thousands	2Q24	2Q23	Chg %	6M24	6M23	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	(2,529)	(401)	n . a	(15,265)	(3,193)	378.1%
Purchases of property, plant and equipment	(60,143)	(57,528)	4.5%	(154,097)	(137,586)	12.0%
Purchase of cattle and non current biological assets planting cost	(1,000)	(37)	n . a	(1,184)	(779)	52.0%
Purchases of intangible assets	39	(468)	(108.3)%	(557)	(762)	(26.9)%
Interest received	2,167	28,757	(92.5)%	4,473	39,144	(88.6)%
Proceeds from sale of property, plant and equipment	261	384	(32.0)%	620	1,790	(65.4)%
Proceeds from sale of farmlands	20,044	1,108	n . a	20,044	1,108	1709.0%
Acquisition of short term	(30,102)	(29,500)	2.0%	(33,711)	(34,500)	(2.3)%
Dispositions of short term investment	15,606	55,713	(72.0)%	36,576	93,009	(60.7)%
Net cash used in investing activities (b)	(55,657)	(1,972)	2722.4%	(143,101)	(41,769)	242.6%

Cash flows from financing activities
Interest paid (c)	4,013	(11,738)	(134.2)%	(8,071)	(24,636)	(67.2)%
Proceeds from long-term borrowings	17,381	4,748	266.1%	20,369	24,713	(17.6)%
Payment of long-term borrowings	(11,740)	—	n . a	(11,740)	—	n . a
Proceeds from short-term borrowings	40,141	201,575	(80.1)%	49,871	396,160	(87.4)%
Payment of short-term borrowings	(46,814)	(103,994)	(55.0)%	(117,043)	(326,244)	(64.1)%
Payment of derivatives financial instruments	(139)	104	(233.7)%	(79)	—	n . a
Lease Payments	(37,156)	(39,647)	(6.3)%	(55,450)	(58,869)	(5.8)%
Purchase of own shares	(20,362)	(3,572)	470.0%	(41,695)	(11,470)	263.5%
Dividends paid to non-controlling interest	—	—	n . a	(124)	—	n . a
Dividends to shareholders	(17,500)	(17,500)	—%	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	(72,176)	29,976	(340.8)%	(181,462)	(17,846)	916.8%
Net increase / (decrease) in cash and cash equivalents	26,669	120,411	(77.9)%	(208,762)	(19,931)	947.4%
Cash and cash equivalents at beginning of year	135,511	85,867	n . a	339,781	230,653	47.3%
Exchange gains on cash and cash equivalents (e)	(21,869)	(9,669)	126.2%	9,292	(14,113)	(165.8)%
Cash and cash equivalents at end of year	140,311	196,609	(28.6)%	140,311	196,609	(28.6)%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		2Q24	2Q23	6M24	6M23
Operating activities	(a)	34,384	(21,431)	(18,719)	(45,106)
Investing activities	(b)	(4,334)	(1,505)	(4,003)	(764)
Interest paid	(c)	4,635	(743)	4,152	(654)
Financing activities	(d)	(10,565)	24,843	33,313	50,001
Exchange rate changes and inflation on cash and cash equivalents	(e)	(19,485)	(1,907)	(10,591)	(4,131)

Statement of Financial position
$ thousands	6M24	12M23	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,582,210	1,549,565	2.1%
Right of use assets	368,205	406,713	(9.5)%
Investment property	33,364	33,364	—%
Intangible assets, net	36,674	27,519	33.3%
Biological assets	37,387	23,706	57.7%
Deferred income tax assets	10,164	9,777	4.0%
Trade and other receivables, net	37,209	39,060	(4.7)%
Derivative financial instruments	17,081	18,001	(5.1)%
Other Assets	2,103	1,515	38.8%
Total Non-Current Assets	2,124,397	2,109,220	0.7%
Current Assets
Biological assets	155,477	204,331	(23.9)%
Inventories	455,387	256,051	77.9%
Trade and other receivables, net	212,007	179,055	18.4%
Derivative financial instruments	2,177	13,819	(84.2)%
Short-term investment	58,616	62,637	(6.4)%
Cash and cash equivalents	140,311	339,781	(58.7)%
Total Current Assets	1,023,975	1,055,674	(3.0)%
TOTAL ASSETS	3,148,372	3,164,894	(0.5)%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	167,073	—%
Share premium	680,990	743,810	(8.4)%
Cumulative translation adjustment	(416,132)	(603,861)	(31.1)%
Equity-settled compensation	14,984	18,654	(19.7)%
Cash Flow Hedge	(217)	(17,124)	(98.7)%
Other reserves	151,250	150,677	0.4%
Treasury shares	(13,377)	(8,062)	65.9%
Revaluation surplus	253,715	317,598	(20.1)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	482,637	418,789	15.2%
Equity attributable to equity holders of the parent	1,362,497	1,229,128	10.9%
Non controlling interest	39,417	36,520	7.9%
TOTAL SHAREHOLDERS EQUITY	1,401,914	1,265,648	10.8%
LIABILITIES
Non-Current Liabilities
Trade and other payables	478	1,008	(52.6)%
Borrowings	678,805	697,843	(2.7)%
Lease liabilities	289,818	325,569	(11.0)%
Deferred income tax liabilities	351,002	376,331	(6.7)%
Payrroll and Social liabilities	1,099	1,570	(30.0)%
Provisions for other liabilities	2,734	2,871	(4.8)%
Total Non-Current Liabilities	1,323,936	1,405,192	(5.8)%
Current Liabilities
Trade and other payables	183,142	190,730	(4.0)%
Current income tax liabilities	2,093	5,023	(58.3)%
Payrroll and Social liabilities	28,985	37,357	(22.4)%
Borrowings	151,866	207,106	(26.7)%
Lease liabilities	55,749	52,941	5.3%
Derivative financial instruments	48	169	(71.6)%
Provisions for other liabilities	639	728	(12.2)%
Total Current Liabilities	422,522	494,054	(14.5)%
TOTAL LIABILITIES	1,746,458	1,899,246	(8.0)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,148,372	3,164,894	(0.5)%